EXHIBIT 11

                     PARLEX CORPORATION AND SUBSIDIARIES
                 Computation of Net Income Per Common Share


                                           Three Months Ended
                                     Sept. 26, 1999     Sept. 27, 1998
                                     --------------     --------------

Net Income Per Share - Basic           $      .28         $      .04

Weighted Average Number
 of Shares Outstanding                  4,794,858          4,640,795

Net Income Per Share - Diluted         $      .28         $      .04

Weighted Average Number of
 Shares Outstanding                     4,794,858          4,640,795

Effect of Dilutive Stock Options           48,330            148,098

Adjusted Weighted Average
 Number of Shares Outstanding           4,843,188          4,788,893